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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-68328


                                    eBay Inc.

                                  92,290 SHARES

                                  COMMON STOCK

THE SELLING STOCKHOLDERS:           The selling stockholders identified in this
                                    prospectus are selling 92,290 shares of our
                                    common stock. We are not selling any shares
                                    of our common stock under this prospectus
                                    and will not receive any of the proceeds
                                    from the sale of shares by the selling
                                    stockholders.

OFFERING PRICE:                     The selling stockholders may sell the shares
                                    of common stock described in this prospectus
                                    in a number of different ways and at varying
                                    prices. We provide more information about
                                    how they may sell their shares in the
                                    section titled "Plan of Distribution" on
                                    page 23.

TRADING MARKET:                     Our common stock is listed on the Nasdaq
                                    National Market under the symbol "EBAY." On
                                    September 4, 2001, the closing sale price of
                                    our common stock, as reported on the Nasdaq
                                    National Market, was $54.45.

RISKS:                              INVESTING IN OUR COMMON STOCK INVOLVES A
                                    HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                                    BEGINNING ON PAGE 3.

        The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 4, 2001

        eBay(R) and the eBay logo are our registered trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.



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                               PROSPECTUS SUMMARY

        The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001 for more information on our business and the risks involved in investing in our stock.

        In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors" beginning on page 3 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.

                                    eBay Inc.

OVERVIEW

        We pioneered online person-to-person trading by developing a global online trading platform that helps practically anyone buy or sell practically anything. Our service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully automated, topically arranged, intuitive and easy-to-use online service that is available seven days a week. We have extended our online offerings to include regional and international trading, autos, "premium" priced items and through Half.com, eBay Stores and our "Buy it Now" features, we now offers fixed-price functionality. Additionally, Billpoint, our majority-owned subsidiary, provides online billing and payment solutions. We also have a traditional auction business, also called offline trading, that is conducted through our Butterfields and Kruse subsidiaries.

        We were formed as a sole proprietorship in September 1995, incorporated in California in May 1996 and reincorporated in Delaware in April 1998. Our principal executive offices are located at 2145 Hamilton Avenue, San Jose, California 95125. Our telephone number is (408) 558-7400, and our website is located at www.ebay.com. Information contained on our website is not a part of this prospectus.

ACQUISITION OF HOMESDIRECT

        On August 3, 2001, eBay acquired HomesDirect. HomesDirect was incorporated in Delaware in May 2000 and provides an online marketplace for the buying and selling of foreclosed properties.



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                                  RISK FACTORS



RISK FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occur, our business could be harmed.

We have a limited operating history

        Our company was formed as a sole proprietorship in September 1995 and was incorporated in California in May 1996 and reincorporated in Delaware in April 1998. We have only a limited operating history on which you can base an evaluation of our business and prospects. As an online commerce company still relatively early in our development, we face substantial risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we and our subsidiaries must do the following:

        - maintain and increase our number of registered users, items listed on our service and completed sales;

        -       expand into new areas;

        - maintain and grow our websites and customer support operations at a reasonable cost;

        -       continue to make trading through our service safer for users;

        -       maintain and enhance our brand;

        - continue to develop and upgrade our technology and information processing systems;

        - continue to enhance and expand our service to meet the changing requirements of our users;

        -       provide superior customer service;

        -       remain attractive to our commercial partners;

        -       respond to changing legal environments in a variety of countries

        -       respond to competitive developments; and

        -       attract, integrate, retain and motivate qualified personnel.

        We may be unable to accomplish one or more of these goals, which could cause our business to suffer. In addition, accomplishing one or more of these goals might be very expensive, which could harm our financial results.

Our operating results may fluctuate

        Our operating results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include the following:

        - our ability to retain an active user base, to attract new users who list items for sale and who purchase items through our service and to maintain customer satisfaction;



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        -       our ability to keep our websites operational and to manage the number of items listed on our service;

        - the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure;

        - foreign, federal, state or local government regulation, including investigations prompted by items improperly listed or sold by our users;

        - the introduction of new sites, services and products by us or our competitors;

        - volume, size, timing and completion rate of trades on our websites;

        - consumer confidence in the security of transactions on our websites;

        - our ability to upgrade and develop our systems and infrastructure to accommodate growth;

        -       technical difficulties or service interruptions;

        - our ability to attract new personnel in a timely and effective manner;

        - our ability to retain key employees in both our online businesses and our acquisitions;

        - our ability to integrate and manage our acquisitions successfully;

        - our ability to expand our product offerings involving fixed price trading successfully;

        - the ability of our land-based auction businesses to acquire high quality properties for auction;

        - the timing, cost and availability of advertising in traditional media and on other websites and online services;

        -       the cost and demand for advertising on our own websites;

        - the timing of payments to us and of marketing and other expenses under existing and future contracts;

        - consumer trends and popularity of some categories of collectible items;

        -       the success of our brand building and marketing campaigns;

        - the continued success of our commercial partners and technology suppliers;

        -       the level of use of the Internet and online services;

        - increasing consumer acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on our websites; and

        - general economic conditions and economic conditions specific to the Internet and e-commerce industries.

        Our limited operating history and the increased variety of services offered on our sites, makes it difficult for us to forecast the level or source of our revenues or earnings accurately. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. We do not have backlog, and almost all of our net revenues each quarter come from transactions for



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items that are listed and sold during that quarter. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

Our failure to manage growth could harm us

        We currently are experiencing a period of expansion in our headcount, facilities and infrastructure, and we anticipate that further expansion will be required to address potential growth in our customer base and number of listings as well as our expansion into new geographic areas, types of goods and alternative methods of sale. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. The areas that are put under strain by our growth include the following:

        - The Websites. We must constantly add new hardware, update software and add new engineering personnel to accommodate the increased use of our and our subsidiaries' websites and the new products and features we are regularly introducing. This upgrade process is expensive, and the increased complexity of our websites increases the cost of additional enhancements. If we are unable to increase the capacity of our systems at least as fast as the growth in demand for this capacity, our websites may become unstable and may cease to operate for periods of time. We have experienced periodic unscheduled downtime. Continued unscheduled downtime would harm our business and also could anger users of our websites and reduce future revenues.

        - Customer Support. We are expanding our customer support operations to accommodate the increased number of users and transactions on our websites. If we are unable provide these operations in a cost-effective manner, users of our websites may have negative experiences, and current and future revenues could suffer, or our margins may decrease.

        - Customer Accounts. Our revenues are dependent on prompt and accurate billing processes. If we are unable to grow our transaction processing abilities to accommodate the increasing number of transactions that must be billed, our ability to collect revenue will be harmed.

        We must continue to hire, train and manage new employees at a rapid rate. The majority of our employees today have been with us less than one year and we expect that our rate of hiring will continue at a very high pace. If our new hires perform poorly, or if we are unsuccessful in hiring, training and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to improve our transaction processing, operational and financial systems, procedures and controls. This is a special challenge as we acquire new operations with different systems. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may be unable to hire, train, retain and manage required personnel or to identify and take advantage of existing and potential strategic relationships and market opportunities.

We may not maintain profitability

        We believe that our continued profitability will depend in large part on our ability to do the following:

        - maintain sufficient transaction volume to attract buyers and sellers;

        - manage the costs of our business, including the costs associated with maintaining and developing our websites, customer support and international and product expansion;

        -       increase our brand name awareness; and

        - provide our customers with superior community and trading experiences.

        We are investing heavily in marketing and promotion, customer support, further development of our websites,



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technology and operating infrastructure development. The costs of these investments are expected to remain significant into the future. In addition, many of our acquisitions require continuing investments in these areas and we have significant ongoing contractual commitments in some of these areas. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability. The existence of several larger and more established companies that are enabling online sales as well as newer companies, many of whom do not charge for transactions on their sites and others who are facilitating trading through other pricing formats (e.g., fixed price, reverse auction, group buying, etc.) may limit our ability to raise user fees in response to declines in profitability. In addition, we are spending in advance of anticipated growth, which may also harm our profitability. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely upon our historical results as indications of our future performance.

Acquisitions could result in dilution, operating difficulties and other harmful consequences

        We have acquired a number of businesses, including our recently completed acquisitions of Half.com, Internet Auction and iBazar and may in the future acquire businesses, technologies, services or products that we believe are strategic. The process of integrating any acquisition may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

        - diversion of management time (at both companies) during the period of negotiation through closing and further diversion of such time after closing from focus on operating the businesses to issues of integration and future products;

        - decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

        - the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

        - the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies; and

        - in some cases, the need to transition operations onto the existing eBay platform.

        Prior to the four large acquisitions we made in 1999, we had almost no experience in managing this integration process. Many of our acquisitions to date have involved either family-run companies or very early stage companies, which may worsen these integration issues. Foreign acquisitions involve special risks, including those related to integration of operations across different cultures, currency risks and the particular economic and regulatory risks associated with specific countries. Moreover, the anticipated benefits of any or all of our acquisitions may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

There are many risks associated with our international operations

        We are expanding internationally. In 1999, we acquired alando.de.ag, a leading online German personal trading platform, and began operations in the United Kingdom and, through a joint venture, in Australia. In the first quarter of 2000, we further expanded into Japan and formally launched our localized Canadian operations. In October 2000, we launched our French site. In January 2001, we launched our Italian site. In February 2001, we completed our acquisition of a majority interest in Internet Auction, and in May 2001, we completed our acquisition of iBazar, a French company with online trading operations in eight countries, primarily in Europe. Expansion into international markets requires management attention and resources. We have limited experience in localizing our service to



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conform to local cultures, standards and policies. In most countries, we will have to compete with local companies who understand the local market better than we do. We may not be successful in expanding into international markets or in generating revenues from foreign operations. Even if we are successful, the costs of operating new sites are expected to exceed our net revenues for at least 12 months in most countries. As we continue to expand internationally, we are subject to risks of doing business internationally, including the following:

        - regulatory requirements, including regulation of "auctions," that may limit or prevent the offering of our services in local jurisdictions, may prevent enforceable agreements between sellers and buyers, may prohibit certain categories of goods or may limit the transfer of information between our foreign subsidiaries and ourselves;

        - legal uncertainty regarding liability for the listings of our users, including less Internet-friendly legal systems, unique local laws and lack of clear precedent or applicable law;

        -       difficulties in staffing and managing foreign operations;

        - longer payment cycles, different accounting practices and problems in collecting accounts receivable;

        -       local taxation of transactions on our websites;

        -       higher telecommunications and Internet service provider costs;

        -       stronger local competitors;

        -       more stringent consumer and data protection laws;

        -       cultural non-acceptance of online trading;

        -       seasonal reductions in business activity; and

        -       potentially adverse tax consequences.

        Some of these factors may cause our international costs to exceed our domestic costs of doing business. To the extent we expand our international operations and have additional portions of our international revenues denominated in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable and risks relating to foreign currency exchange rate fluctuations.

Our revenue from third party advertising and end-to-end services and promotions is subject to factors beyond our control

        We are receiving revenues from end-to-end service providers and direct advertising promotions. These revenues may be affected by the financial condition of the parties with whom we have these relationships and by the success of online promotions generally. Recently, the pricing of online advertisements has deteriorated. Our direct advertising revenue is dependent in significant part on the performance of AOL's sales force, which we do not control. These revenues have become increasingly important to us. Reduction in these revenues, whether due to the softening of the demand for online advertising in general or particular problems facing parties with whom we have commercial relationships, would adversely affect our results.

Our business may be harmed by the listing or sale by our users of illegal items

        The law relating to the liability of providers of online services for the activities of their users on their service is currently unsettled. We are aware that certain goods, such as firearms, other weapons, adult material, tobacco products, alcohol and other goods that may be subject to regulation by local, state or federal authorities, have been listed and traded on our service. We may be unable to prevent the sale of unlawful goods, or the sale of goods in an



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unlawful manner, by users of our service, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our service. We have been subject to several lawsuits based upon such allegations. See "-- Government inquiries may lead to charges or penalties,"
"-- We are subject to intellectual property and other litigation" and "Legal Proceedings." In order to reduce our exposure to this liability, we have prohibited the listing of certain items and increased the number of personnel reviewing questionable items. In the future, we may implement other protective measures that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods, could harm our business. In addition, we have received significant and continuing media attention relating to the listing or sale of unlawful goods on our websites. This negative publicity could damage our reputation and diminish the value of our brand name. It also could make users reluctant to continue to use our services.

Our business may be harmed by the listing or sale by our users of pirated or counterfeit items

        We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items listed or sold through our service by our users infringe third-party copyrights, trademarks and tradenames or other intellectual property rights. Although we have sought to work actively with the content community to eliminate infringing listings on our websites, some content owners have expressed the view that our efforts are insufficient. Content owners have been active in defending their rights against online companies, including eBay. Allegations of infringement of third-party intellectual property rights have in the past and may in the future result in litigation against us. Such litigation is costly for us, could result in increased costs of doing business through adverse judgment or settlement, could require us to change our business practices in expensive ways, or could otherwise harm our business. Litigation against other online companies could result in interpretations of the law that could also require us to change our business practices or otherwise increase our costs. See "-- Government inquiries may lead to charges or penalties," "Legal Proceedings" and "-- We are subject to intellectual property and other litigation."

Our business may be harmed by fraudulent activities on our websites

        Our future success will depend largely upon sellers reliably delivering and accurately representing their listed goods and buyers paying the agreed purchase price. We have received in the past, and anticipate that we will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. In some cases individuals have been arrested and convicted for fraudulent activities using our websites. While we can suspend the accounts of users who fail to fulfill their delivery obligations to other users, we do not have the ability to require users to make payments or deliver goods or otherwise make users whole other than through our limited reimbursement program. Other than through this program, we do not compensate users who believe they have been defrauded by other users. We also periodically receive complaints from buyers as to the quality of the goods purchased. Negative publicity generated as a result of fraudulent or deceptive conduct by users of our service could damage our reputation and diminish the value of our brand name. We expect to continue to receive requests from users requesting reimbursement or threatening or commencing legal action against us if no reimbursement is made. Our liability for these sort of claims is only beginning to be clarified and may be higher in some non-U.S. jurisdictions than it is in the U.S. This sort of litigation could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments or could otherwise harm our business. In addition, affected users will likely complain to regulatory agencies. See "-- Government inquiries may lead to charges or penalties."

Government inquiries may lead to charges or penalties

        On January 29, 1999, we received initial requests to produce certain records and information to the federal government relating to an investigation of possible illegal transactions in connection with our websites. We were informed that the inquiry includes an examination of our practices with respect to these transactions. We have continued to provide further information in connection with this ongoing inquiry. In order to protect the investigation, the court has ordered that no further public disclosures be made with respect to the matter.



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        On March 24, 2000, Butterfields received a grand jury subpoena from the
Antitrust Division of the Department of Justice requesting documents relating to, among other things, changes in Butterfields' seller commissions and buyer premiums and discussions, agreements or understandings with other auction houses, in each case since 1992. We believe this request may be related to a publicly reported criminal case against certain auction houses for price fixing. We have provided the information requested in the subpoena.

        Should these or any other investigations lead to civil or criminal charges against us, we would likely be harmed by negative publicity, the costs of litigation, the diversion of management time and other negative effects, even if we ultimately prevail. Our business would suffer if we were not to prevail in any actions like these. Even the process of providing records and information can be expensive, time consuming and result in the diversion of management attention.

        A large number of transactions occur on our websites. We believe that government regulators have received a substantial number of consumer complaints about us which, while small as a percentage of our total transactions, are large in aggregate numbers. As a result, we have from time to time been contacted by various foreign, federal, state and local regulatory agencies and been told that they have questions with respect to the adequacy of the steps we take to protect our users from fraud. We are likely to receive additional inquiries from regulatory agencies in the future, which may lead to action against us. We have responded to all inquiries from regulatory agencies by describing our current and planned antifraud efforts. If one or more of these agencies is not satisfied with our response to current or future inquiries, the resultant investigations and potential fines or other penalties could harm our business.

        We are subject to laws relating to the use and transfer of personally identifiable information about our users and their transfers, especially outside of the U.S. Violation of these laws, which in many cases apply not only to third-party transfers but also to transfers of information between ourselves and our subsidiaries and between ourselves, our subsidiaries and our commercial partners could subject us to significant penalties and negative publicity and could adversely affect our company.

Third parties or governmental agencies may view our behavior as anti-competitive

        Third parties have in the past and may in the future allege that actions taken by us violate the antitrust or competition laws of the U.S. or other countries, or otherwise constitute unfair competition. Such claims typically are very expensive to defend, involve negative publicity and diversion of management time and effort and could result in significant judgment against us, all of which would adversely affect us.

        We have provided information to the antitrust division of the Department of Justice in connection with an inquiry into our conduct with respect to "auction aggregators" including our licensing program and a recently settled lawsuit against Bidder's Edge. Should the division decide to take action against us, or should the Department of Justice or any other antitrust agency open other investigations of our activities, we would likely be harmed by negative publicity, the costs of the action, possible private antitrust lawsuits, the diversion of management time and effort and penalties we might suffer if we ultimately were not to prevail.

Some of our businesses are subject to regulation and others may be in the future

        Both Butterfields and Kruse are subject to regulation in some jurisdictions governing the manner in which live auctions are conducted. Both are required to obtain licenses in these jurisdictions with respect to their business or to permit the sale of categories of items (e.g., wine, automobiles and real estate). These licenses generally must be renewed regularly and are subject to revocation for violation of law, violation of the regulations governing auctions in general or the sale of the particular item and other events. If either company was unable to renew a license or had a license revoked, its business would be harmed. In addition, changes to the regulations or the licensure requirements could increase the complexity and the cost of doing auctions, thereby harming us.

        As our activities and the types of goods listed on our site expand, state regulatory agencies may claim that we are subject to licensure in their jurisdiction, either with respect to our services in general, or in order to sell certain types of goods (e.g., real estate, boats, automobiles, etc.). These claims could result in costly litigation or could require us to change our manner of doing business in ways that increase our costs or reduce our revenues or force us



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to prohibit listings of certain items. We could also be subject to fines or other penalties. Any of these outcomes could harm our business.

        As we have expanded internationally, we have become subject to additional regulations, including regulations on the transmission of personal information. These laws may require costly changes to our business practices. If we are found to have violated any of these laws, we could be subject to fines or penalties, and our business could be harmed.

Companies that handle payments, including our subsidiaries Billpoint, Half.com. and Internet Auction, may be subject to additional regulation

        The Half.com business model involves the handling of payments by buyers for the items listed by Half.com's sellers. Internet Auction also has a business model involving the handling of payments by buyers. Billpoint handles its customer funds as a provider of Internet payment solutions. Businesses that handle consumers' funds are subject to numerous regulations, including those related to banking, credit cards, escrow, fair credit reporting, privacy of financial records and others. Billpoint is a new business with a relatively novel approach to facilitating payments. It is not yet known how regulatory agencies will treat Billpoint. The cost and complexity of Billpoint's business may increase if certain regulations are deemed to apply to its business. In addition to the need to comply with these regulations, Billpoint's business is also subject to risks of fraud, the need to grow systems and processes rapidly if its products are well received, a high level of competition, including larger and better financed competitors and the need to coordinate systems and policies among itself, us and Wells Fargo Bank, which is the provider of payment services. Similarly, Half.com may be subject to certain regulations regarding payments and the cost and complexity of its business may increase if these regulations are deemed to apply to its business.

We are subject to risks associated with information disseminated through our service

        The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose liability upon us under a number of these theories have been brought against us. In addition, federal, state and foreign legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. Our service features a Feedback Forum, which includes information from users regarding other users. Although all such feedback is generated by users and not by us, it is possible that a claim of defamation or other injury could be made against us for content posted in the Feedback Forum. Claims like these become more likely and have a higher probability of success in jurisdictions outside the U.S. If we become liable for information provided by our users and carried on our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources and/or to discontinue certain service offerings, which would negatively affect our financial results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this liability or asserted liability could harm our business.

We are subject to intellectual property and other litigation

        On April 25, 2000, we were served with a lawsuit, Gentry et.al. v. eBay, Inc. et.al, filed in Superior Court in San Diego, California. The lawsuit was filed on behalf of a purported class of eBay users who purchased allegedly forged autographed sports memorabilia on eBay. The lawsuit claims we were negligent in permitting certain named (and other unnamed) defendants to sell allegedly forged autographed sports memorabilia on eBay. In addition, the lawsuit claims we violated California unfair competition law and a section of the California Civil Code which prohibits "dealers" from selling sports memorabilia without a "Certificate of Authenticity." On January 26, 2001, the court issued a ruling dismissing all claims against us in the lawsuit. The court ruled that our business falls within the safe harbor provisions of 47 USC 230, which grants Internet service providers such as eBay with immunity from state claims based on the conduct of third parties. The court also noted that we were not a "dealer" under California law and thus not required to provide certificates of authenticity with autographs sold over our site by third parties.



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

All counts of the plaintiffs' suit were dismissed with prejudice as to eBay. The plaintiffs have filed an appeal of this ruling. We believe we have meritorious defenses and intend to defend ourselves vigorously.

        On April 25, 2001, our European subsidiaries, eBay GMBH and eBay International AG, were sued by Montres Rolex S.A. and certain Rolex affiliates ("Rolex") in the regional court of Cologne, Germany. Rolex alleged that our subsidiary was infringing Rolex's trademarks as result of users selling counterfeit Rolex watches through our German website. The suit also alleges unfair competition. Rolex is seeking an order forbidding the sale of Rolex watches on the website as well as damages. We believe that we have meritorious defenses against this claim and intend to defend ourselves vigorously.

        Other third parties have from time to time claimed, in some cases through litigation, and others may claim in the future that we have infringed their past, current or future intellectual property rights. We may become more vulnerable to such claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts and as we expand into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries like ourselves is less favorable. We expect that we will increasingly be subject to infringement claims as the geographical reach of our services expands. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays, require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

        From time to time, we are involved in disputes that arise in the ordinary course of business. Management believes that the ultimate resolution of these disputes will not have a material adverse impact on our financial position or results of operations.

The inability to expand our systems may limit our growth

        We seek to generate a high volume of traffic and transactions on our service. The satisfactory performance, reliability and availability of our websites, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users. Our revenues depend primarily on the number of items listed by users, the volume of user transactions that are successfully completed and the final prices paid for the items listed. We need to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our site and to implement new features and functions, including those required under our contracts with third parties. We may be unable to accurately project the rate or timing of increases, if any, in the use of our service or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

        We use internally developed systems to operate our service for transaction processing, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our websites. In addition, we may add new features and functionality to our services that would result in the need to develop or license additional technologies. We capitalize hardware and software costs associated with this development in accordance with generally accepted accounting principles and include such amounts in property and equipment. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of the users' experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Unauthorized break-ins or other assaults on our service could harm our business

        Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data, public release of confidential data or the inability to complete customer transactions. In addition, unauthorized persons may improperly access our data. We have experienced an



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

unauthorized break-in by a "hacker" who has stated that he could, in the future, damage or change our system or take confidential information. We have also experienced "denial of service" type attacks on our system that have made all or portions of our websites unavailable for periods of time. These and other types of attacks could harm us. Actions of this sort may be very expensive to remedy and could damage our reputation and discourage new and existing users from using our service.

System failures could harm our business

        We have experienced system failures from time to time. Our primary website has been interrupted for periods of up to 22 hours. In addition to placing increased burdens on our engineering staff, these outages create a flood of user questions and complaints that need to be addressed by our customer support personnel. Any unscheduled interruption in our service results in an immediate loss of revenues that can be substantial and may cause some users to switch to our competitors. If we experience frequent or persistent system failures, our reputation and brand could be permanently harmed. We have been taking steps to increase the reliability and redundancy of our system. These steps are expensive, reduce our margins and may not be successful in reducing the frequency or duration of unscheduled downtime.

        Substantially all of our computer hardware for operating our services (other than Half.com) currently is located at the facilities of Exodus Communications, Inc. in Santa Clara, California and AboveNet Communications, Inc in San Jose, California. The computer hardware for the Half.com service is located in the facilities of Level 3 Communications, Inc. in Philadelphia, Pennsylvania. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and to potential disruption if the operators of these facilities have financial difficulties. We do not maintain fully redundant systems or alternative providers of hosting services, and we do not carry business interruption insurance sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at any of the Exodus, AboveNet or Level 3 facilities could result in lengthy interruptions in our services. In addition, the failure by Exodus, AboveNet or Level 3 to provide our required data communications capacity could result in interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service will reduce our revenues and profits, and our future revenues and profits will be harmed if our users believe that our system is unreliable.

Risks relating to possible California power outages

        The State of California is currently experiencing a chronic shortage of power and, as a result, power outages may occur. Although we have emergency backup power capabilities at the facilities of Exodus, AboveNet and Level 3, and limited backup power at our headquarters, repeated or lengthy power outages may adversely affect our business.

Our stock price has been and may continue to be extremely volatile

        The trading price of our common stock has been and is likely to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

        - actual or anticipated variations in our quarterly operating results;

        -       unscheduled system downtime;

        -       additions or departures of key personnel;

        - announcements of technological innovations or new services by us or our competitors;

        -       changes in financial estimates by securities analysts;

        - conditions or trends in the Internet and online commerce industries;

        -       changes in the market valuations of other Internet companies;

        -       developments in Internet regulation;

        - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        - sales of our common stock or other securities in the open market; and

        - other events or factors, including these described in this "Risk Factors" section and others that may be beyond our control.

        In addition, the trading price of Internet stocks in general, and ours in particular, have experienced extreme price and volume fluctuations in recent periods. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Notwithstanding a sharp decline in the prices of Internet stocks in general, the valuation of our stock remains extraordinarily high based on conventional valuation standards such as price-to-earnings and price-to-sales ratios. The trading price of our common stock has increased enormously from the initial public offering price. This trading price and valuation may not be sustained. Negative changes in the public's perception of the prospects of Internet or e-commerce companies have in the past and may in future depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate or currency rate fluctuations, also may decrease the market price of our common stock. In the past, following declines in the market price of a company's securities, securities class-action litigation often has been instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management's attention and resources.

New and existing regulations could harm our business

        We are subject to the same foreign, federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at the state and federal levels (both in the U.S. and abroad) and it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the European Union's Directive on Distance Selling, are only beginning to be interpreted by the courts and their applicability and scope are, therefore, uncertain. In addition, numerous states and foreign jurisdictions, including the State of California, where our headquarters are located, have regulations regarding how "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No final legal determination has been made with respect to the applicability of the California regulations to our business to date and little precedent exists in this area. Several states are considering imposing these regulations upon us or our users, which could harm our business. In addition, as the nature of the products listed by our users change, we may become subject to new regulatory restrictions.

        Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has settled several proceedings regarding the manner in which personal information is collected from users and provided to third parties. Specific statutes intended to protect user privacy have been passed in many non-U.S. jurisdictions, including



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

virtually every non-U.S. jurisdiction in which we currently have a website. Compliance with these laws, given the tight integration of our systems across different countries and the need to move data to facilitate transactions amongst our users (e.g., to payment companies, shipping companies, etc.) is necessary. Failure to comply could subject us to lawsuits, fines, statutory damages, adverse publicity and other losses that could harm our business. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty on the Internet. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. In addition, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. For example, a French court has recently ruled that a U.S. website must comply with French laws regarding content. As we have expanded our international activities, we have become obligated to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the U.S. may be less favorable then those in the U.S., giving greater rights to consumers, content owners and users. Compliance may be more costly or may require us to change our business practices or restrict our service offerings relative to those in the U.S.. Our failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our services.

Our business has been seasonal

        Our results of operations historically have been somewhat seasonal in nature because many of our users reduce their activities on our websites during the Thanksgiving and Christmas holidays and with the onset of good weather. We have historically experienced our strongest quarter of online growth in our first fiscal quarter, although our shift to more "practical" items may cause our seasonal patterns to look more like a typical retailer. Both Butterfields and Kruse have significant quarter-to-quarter variations in their results of operations depending on the timing of auctions and the availability of high quality items from large collections and estates. Butterfields typically has its best operating results in the traditional fall and spring auction seasons and has historically incurred operating losses in the first and third quarters. Kruse typically sees a seasonal peak in operations in the third quarter. Seasonal or cyclical variations in our business may become more pronounced over time and may harm our results of operations in the future.

We are dependent on the continued growth of online commerce

        The business of selling goods over the Internet, particularly through personal trading, is new and dynamic. Our future net revenues and profits will be substantially dependent upon the widespread acceptance of the Internet and online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. This acceptance and use may not continue. Even if the Internet is accepted, concerns about fraud, privacy and other problems may mean that a sufficiently broad base of consumers will not adopt the Internet as a medium of commerce. In particular, our websites require users to make publicly available personal information that some potential users may be unwilling to provide. These concerns may increase as additional publicity over privacy issues on eBay or generally over the Internet increase. Market acceptance for recently introduced services and products over the Internet is highly uncertain, and there are few proven services and products. In order to expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Our business may be subject to sales and other taxes

        We do not collect sales or other similar taxes on goods sold by users through our service. One or more states may seek to impose sales tax collection obligations on companies such as ours that engage in or facilitate online commerce. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years. This tax moratorium is scheduled to end in October 2001 and does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes



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

that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system would harm our business. Any new taxes that may be promulgated should the internet tax moratorium not be extended could also harm our business.

We are dependent on key personnel

        Our future performance will be substantially dependent on the continued services of our senior management and other key personnel. Our future performance also will depend on our ability to retain and motivate our other officers and key personnel. The loss of the services of any of our executive officers or other key employees could harm our business. We do not have long-term employment agreements with any of our key personnel, and we do not maintain any "key person" life insurance policies. Our new businesses are all dependent on attracting and retaining key personnel. The land-based auction businesses are particularly dependent on specialists and senior management because of the relationships these individuals have established with sellers who consign property for sale at auction. We have had some turnover of these personnel, and continued losses of these individuals could result in the loss of significant future business and would harm us. In addition, employee turnover and other labor problems frequently increases during the period following an acquisition as employees evaluate possible changes in compensation, culture, reporting relationships and the direction of the business. These labor issues maybe more severe if employees receive no significant financial return from the acquisition transaction, as has been the case with several of our recent acquisitions. Such increased turnover could increase our costs and reduce our future revenues. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers and other professionals, especially in the San Francisco Bay Area, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Fluctuations in our stock price may make it more difficult to retain and motivate employees whose stock option strike prices are substantially above current market prices.

Our offline auction businesses need to continue to acquire auction properties

        The businesses of Butterfields and Kruse are dependent on the continued acquisition of high quality auction properties from sellers. Their future success will depend in part on their ability to maintain an adequate supply of high quality auction property, particularly fine and decorative arts and collectibles and collectible automobiles, respectively. There is intense competition for these pieces with other auction companies and dealers. In addition, a small number of key senior management and specialists maintain the relationships with the primary sources of auction property and the loss of any of these individuals could harm the business of Butterfields and Kruse.

Our offline auction businesses could suffer losses from price guarantees, advances or rescissions of sales

        In order to secure high quality auction properties from sellers, Butterfields and Kruse may give a guaranteed minimum price or a cash advance to a seller, based on the estimated value of the property. If the auction proceeds are less than the amount guaranteed, or less than the amount advanced and the seller does not repay the difference, the company involved will suffer a loss. In addition, under certain circumstances a buyer who believes that an item purchased at auction does not have good title, provenance or authenticity may rescind the purchase. Under these circumstances, the company involved will lose its commissions and fees on the sale even if the seller, in accordance with the terms and conditions of sale, in turn accepts back the item and returns the funds he or she received from the sale.

We are subject to the risks of owning real property

        In connection with the acquisitions of Kruse and Butterfields we acquired real property including land, buildings and interests in partnerships holding land and buildings. We have no experience in managing real property. Ownership of this property subjects us to new risks, including:

        - the possibility of environmental contamination and the costs associated with fixing any environmental problems;

        - adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhoods in which the properties are located, or other factors;

        - the possible need for structural improvements in order to comply with zoning, seismic, disability act or other requirements; and

        -       possible disputes with tenants, partners or others.

Our market is intensely competitive

        Depending on the category of product, we currently or potentially compete with a number of companies serving particular categories of goods as well as those serving broader ranges of goods. The Internet is a new, rapidly evolving and intensely competitive area. We expect competition to intensify in the future as the barriers to entry are relatively low, and current and new competitors can launch new sites at a nominal cost using commercially available software. Our broad-based competitors include the vast majority of traditional department and general merchandise stores as well as emerging online retailers. These include most prominently: Wal-Mart, Kmart, Target, Sears, Macy's, JC Penney, Costco, Office Depot, Staples, OfficeMax and Sam's Club as well as Amazon.com, Buy.com, AOL.com, Yahoo! shopping and MSN.

        In addition, we face competition from local, regional and national specialty retailers and exchanges in each of its categories of products. For example:

        Antiques: Christie's, eHammer, Sotheby's/Sothebys.com, Phillips (LVMH)

        Coins & Stamps: Collectors Universe, Heritage, US Mint, Bowers and
Morena

        Collectibles: Franklin Mint, Go Collect, Collectiblestoday.com, wizardworld.com, Russ Cochran Comic Art Auctions, All Star Auctions

        Musical Instruments: Guitar Center, Sam Ash, Mars Music, Music123.com, Gbase.com, Harmony-Central.com

        Sports Memorabilia: Beckett's, Collectors Universe, Mastro, Leylands, Superior

        Toys, Bean Bag Plush: Amazon.com, KB Toys, ZanyBrainy.com, Wal-Mart.com

        Premium Collectibles: Christies, DuPont Registry, Greg Manning Auctions, iCollector, Lycos/Skinner Auctions, Millionaire.com, Phillips (LVMH),
Sotheby's, Sothebys.com

        Automotive (used cars): Autobytel.com, AutoVantage.com, AutoWeb.com, Barrett-Jackson, CarPoint, Collectorcartraderonline.com, eClassics.com, Edmunds, CarsDirect.com, Hemmings, imotors.com, vehix.com, newspaper classifieds, used car dealers

        Books, Movies, Music: Amazon.com, Barnes & Noble, Barnesandnoble.com, Alibris.com, Blockbuster, BMG, Columbia House, Best Buy, CDNow, Express.com, Emusic.com

        Clothing: Bluefly.com, Dockers.com, FashionMall.com, The Gap, J. Crew, LandsEnd.com, The Limited, Macy's, The Men's Wearhouse, Ross

        Computers & Consumer Electronics: Best Buy, Buy.com, Circuit City, Compaq, CompUSA, Dell, Fry's Electronics, Gateway, The Good Guys,
MicroWarehouse, Shopping.com, 800.com, Computer Discount Warehouse, PC Connection, computer and consumer electronics retailers

        Home & Garden: IKEA, Crate & Barrel, Home Depot, Pottery Barn, Ethan Allen, Frontgate, Burpee.com

        Jewelry: Ashford.com, Mondera.com

        Pottery & Glass: Just Glass, Pottery Auction, Go Collect

        Sporting Goods/Equipment: dsports.com, FogDog.com, Footlocker, Gear.com, golfclubexchange, MVP.com, PlanetOutdoors.com, Play It Again Sports, REI, Sports Authority, Sportsline.com

        Tickets: Ticketmaster, Tickets.com

        Tool/Equipment/Hardware: Home Depot, HomeBase, Amazon.com, Ace Hardware, OSH

        Business-to-Business: Ariba, BidFreight.com, Bid4Assets, BizBuyer.com, bLiquid.com, Buyer Zone, CloseOutNow.com, Commerce One, Concur Technologies, DoveBid, FreeMarkets, Iron Planet, labx.com, Oracle, Overstock.com, PurchasePro.com, RicardoBiz.com, Sabre, SurplusBin.com, Ventro, VerticalNet

        Additionally, we face competition from various online auction sites including: Amazon.com, the Fairmarket Auction Network, Surplus Auction, uBid, Yahoo! Auctions and a large number of other companies using an auction format for consumer-to-consumer or business-to-consumer sales. Overseas, we face competition from Yahoo! Auctions in most countries and from a large number of regional and national competitors in each country.

        The principal competitive factors for eBay include the following:

        -       ability to attract buyers;

        -       volume of transactions and selection of goods;

        -       customer service; and

        -       brand recognition.

        With respect to our online competition, additional competitive factors include:

        -       community cohesion and interaction;

        -       system reliability;

        -       reliability of delivery and payment;

        -       website convenience and accessibility;

        -       level of service fees; and

        -       quality of search tools.

        Some current and potential competitors have longer company operating histories, larger customer bases and greater brand recognition in other business and Internet spaces than we do. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. As a result, some of our competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. Some of our competitors have offered services for free, and others may do this as well. We may be unable to compete successfully against current and future competitors.

        In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business. For example, we have implemented an insurance program that generally insures items up to a value of $200, with a $25 deductible, for users with a non-negative feedback rating at no cost to the user. New technologies may increase the competitive pressures by enabling our competitors to offer a lower cost service. Some Internet-based applications that direct Internet traffic to certain websites may channel users to trading services that compete with us.

        Although we have established Internet traffic arrangements with several large online services and search engine companies, these arrangements may not be renewed on commercially reasonable terms. Even if these arrangements are renewed, they may not result in increased usage of our service. In addition, companies that control access to transactions through network access or Internet browsers could promote our competitors or charge us substantial fees for inclusion.

        The offline auction business is intensely competitive. Butterfields competes with two larger and better known auction companies, Sotheby's Holdings, Inc. and Christie's International plc, as well as numerous regional auction companies. To the extent that these companies increase their focus on the middle market properties that form the core of Butterfields' business or in the western U.S., its business may suffer. Kruse is subject to competition from numerous regional competitors. In addition, competition with Internet-based auctions may harm the land-based auction business. Although Billpoint's business is new, several new companies have entered this space, including competitors who are offering free services and significant promotional incentives, and large companies, including banks and credit card companies, are also beginning to enter this space. Half.com competes directly with online retailers in its product categories such as Amazon.com, which offers a directly competitive service, as well as with traditional sellers of used books, videos and CDs, consumer electronics, sporting goods and other products.

Our business is dependent on the development and maintenance of the Internet infrastructure

        The success of our service will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased number of users or bandwidth requirements or by "viruses", "worms" and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing transactions on our service.

Our business is subject to online commerce security risks

        A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Our security measures may not prevent security breaches. Our failure to prevent security breaches could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. Billpoint's users routinely provide credit card and other financial information. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. A number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. An individual has claimed to have misappropriated some of our confidential information by breaking into our computer system. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we



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operate. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

We must keep pace with rapid technological change to remain competitive

        Our competitive space is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. These characteristics are worsened by the emerging and changing nature of the Internet. Our future success therefore will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance, features and reliability of our service. Our failure to adapt to such changes would harm our business. New technologies, such as the development of a peer-to-peer personal trading technology, could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

We need to develop new services, features and functions in order to expand

        We plan to expand our operations by developing new or complementary services, products or transaction formats or expanding the breadth and depth of services. We may be unable to expand our operations in a cost-effective or timely manner. Even if we do expand, we may not maintain or increase our overall acceptance. If we launch a new business or service that is not favorably received by consumers, it could damage our reputation and diminish the value of our brand. We anticipate that future services will include pre-trade and post-trade services.

        We are pursuing strategic relationships with third parties to provide many of these services. Because we use third parties to deliver these services, we may be unable to control the quality of these services, and our ability to address problems if any of these third parties fails to perform adequately will be reduced. Expanding our operations in this manner also will require significant additional expenses and development, operations and other resources and will strain our management, financial and operational resources. The lack of acceptance of any new services could harm our business.

Our growth will depend on our ability to develop our brand

        We believe that our historical growth has been largely attributable to word of mouth. We have benefited from frequent and high visibility media exposure both nationally and locally. We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our service. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in building our brand. If we do attract new users to our service, they may not conduct transactions over our service on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business would be harmed.

We may be unable to protect or enforce our own intellectual property rights adequately

        We regard the protection of our URLs, copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. We pursue the registration of our URLs, trademarks and service marks in the U.S. and internationally. Effective copyright, service mark, trademark, trade dress and trade secret protection is very expensive to maintain and may require litigation. Protection may not be available in every country in which our services are made available online. Furthermore, we must also protect our URLs in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation. We also rely on certain technologies that we license from third parties, such as Oracle Corporation, Microsoft and Sun Microsystems Inc., the suppliers of key database technologies, the operating system and specific hardware components for our service. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of these technologies could require us to obtain substitute technologies of lower quality or performance standards or at greater cost.

Some anti-takeover provisions may affect the price of our common stock

        The Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be harmed by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. This restriction could have the effect of delaying or preventing a change of control.

We are controlled by certain stockholders, executive officers and directors

        Our executive officers and directors (and their affiliates) own nearly 50% of our outstanding common stock. As a result, they have the ability to effectively control our company and direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and may make some transactions more difficult or even impossible without the support of these stockholders. Any of these events could decrease the market price of our common stock.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. See "Selling Stockholders."



                                 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.



                       WHERE YOU CAN GET MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        - Annual Report on Form 10-K for the year ended December 31, 2000, filed March 28, 2001;

        - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001;

        - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001;

        -       Current Report on Form 8-K, filed January 16, 2001;

        - Current Report on Form 8-K, filed June 1, 2001, and amended on Form 8-K/A, filed on June 15, 2001;

        -       Current Report on Form 8-K, filed August 24, 2001;

        - The Proxy Statement for our Annual Meeting of Stockholders held on May 25, 2001, as filed on April 17, 2001; and

        - The description of the common stock contained on our Form 8-A, filed August 20, 1998.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                    eBay Inc.
                              2145 Hamilton Avenue
                               San Jose, CA 95125
                            Attn: Investor Relations
                                 (408) 558-7400

        This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              SELLING STOCKHOLDERS

        Under the terms of the agreement entered into in connection with our acquisition of HomesDirect, which we completed on August 3, 2001, we issued to certain of the selling stockholders shares of our common stock, and we agreed to register up to 92,290 shares of our common stock for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date all of the shares of common stock offered under this prospectus have been sold to the public and the date one year from the closing date of the acquisition (subject to adjustment in certain cases for delays in filing). Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

        The following table sets forth certain information regarding the beneficial ownership of the common stock, as of September 4, 2001, by each of the selling stockholders.

        The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold or transferred, or may sell or transfer, after the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

        Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of September 4, 2001, calculated under the rules promulgated by the SEC.

            SELLING STOCKHOLDER                           NUMBER    SHARES BEING OFFERED
------------------------------------------------          ------    --------------------
American Pacific Financial Corporation .........           1,245           1,058

Bill Gross' idealab! ...........................          83,883          68,870

HLHZ/Tower Investments, LLC ....................           3,529           2,999

Keith Bass .....................................           1,723           1,464

Paulette Bass ..................................           1,723           1,464

Mark McKinley ..................................              71              60

Philip Gustlin .................................             143             121

HLHZ Capital ...................................              61              51

Nalini Sri-Kumar ...............................          16,203          16,203

                              PLAN OF DISTRIBUTION

        The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledges, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, a supplement to this prospectus will be filed. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

        - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

        -       in the over-the-counter market;

        -       in private transactions;

        -       through options and forward transactions;

        -       by pledge or loan to secure debts and other obligations; or

        -       through a combination of any of the above transactions.

        If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

        The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

        Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may transfer or gift such shares by other means not described in this prospectus.

        To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

        Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

        All expenses of this registration, estimated at approximately $20,000, will be paid by us. These expenses include the SEC's filing fees and printing, legal and accounting fees.

                                  LEGAL MATTERS

        For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                     EXPERTS

        The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K/A, filed on June 15, 2001, have been so incorporated in reliance on the report of Ernst & Young Audit, independent auditors, given on the authority of said firm as experts in audit and accounting.

================================================================================

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF SEPTEMBER 4, 2001. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.



                                   ----------


                                TABLE OF CONTENTS

                                                            PAGE
                                                            ----
Prospectus Summary ....................................       2
Risk Factors ..........................................       3
Use of Proceeds .......................................      21
Dividend Policy .......................................      21
Where You Can Find More Information ...................      21
Incorporation of Documents by Reference ...............      21
Selling Stockholders ..................................      22
Plan of Distribution ..................................      23
Legal Matters .........................................      23
Experts ...............................................      23



                                  92,290 SHARES


                                  COMMON STOCK




                                   ----------

                                   PROSPECTUS

                                   ----------



                                    eBay Inc.



                               September 4, 2001




================================================================================